United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Vale Zoo and Botanical Park Parauapebas, PA, Brazil FT Commodities Mining Summit 2021 Public content Eduardo Bartolomeo October 7th, 2021 December 2020

Agenda Disclaimer “This presentation may include statements that present Vale's expectations about future events or results .. All statements, when based upon expectations about the future involve various risks and uncertainties .. Vale cannot guarantee that such statements will prove correct .. These risks and uncertainties include factors related to the following : (a) the countries where we operate, especially Brazil and Canada ; (b) the global economy ; (c) the capital markets ; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature ; (e) global competition in the markets in which Vale operates ; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources .. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U .. S .. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20 - F .. ” “Cautionary Note to U .. S .. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings .. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce .. We present certain information in this presentation that are not be permitted in an SEC filing .. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC .. Starting in its next annual report on Form 20 - F, Vale will comply with Subpart 1300 of Regulation S - K, which will replace SEC Industry Guide 7 .. Subpart 1300 of Regulation S - K permits mining companies, in their filings with the SEC, to disclose “mineral reserves”, “mineral resources” and “exploration targets” that are based upon and accurately reflects information and supporting documentation of a qualified person .. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S - K .. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC .. U .. S .. Investors should consider closely the disclosure in our Annual Report on Form 20 - K, which may be obtained from us, from our website or at http : //http : //us .. sec .. gov/edgar .. shtml .. ”

Our strategic pillars remain solid… 3 New pact with society Base Metals transformation Discipline in capital allocation Safety and operational excellence Maximize flight to quality in Iron Ore Defined in 2019 Gelado Project Employee Maria Aparecida Martins November 2020

… as well as our commitments 4 Safety People Reparation Serra Norte Employee Beatriz Dias November 2020

We are walking the talk 5 Salobo Mine Employee Alberdan Amorim Photo: Ricardo Teles Re-rating ▪ Benchmark in safety ▪ Best-in-class reliable operator ▪ Talent-driven organization ▪ Leader in low-carbon mining ▪ Reference in creating and sharing value De-risking ▪ Brumadinho ▪ Dam safety ▪ Robust ESG Practices ▪ Production resumption Reshaping ▪ Focus on core business ▪ Control of cash drains ▪ Growth opportunities Sound cash flow generation Discipline in capital allocation Reshaping

6 De-risking We have made progress in repairing Brumadinho Individuals with indemnification agreements² New water pipeline system Paraopeba River, MG, Brazil + R$ 37.7 billion in total economic value R$ 9 billion¹ directly to the affected people + Clear governance, legal certainty and known impact July 2021 2019 2020 6,000 YTD 8,900 11,200 Number of individuals, cumulative view R$ 2.7 billion in individual indemnifications² Integral Reparation Settlement Agreement 1 Approximate figure, including amounts already disbursed. 2 Related to agreements entered into as of September 2021, approximate figures.

De-risking

We are improving our dam safety

Upstream[1] Dam[2] Decharacterization Program

- **6 upstream dams eliminated since 2019**
- 24 upstream dams to eliminate
- Back-up dams for all level-3 dams
- No dam at emergency level 3 by 2025
- Program's completion by 2029

[1] Same raising method deployed at B1 dam, collapsed in Brumadinho.
[2] Includes dams, dikes and waste piles.


Forquilhas back-up dam
Ouro Preto, MG, Brazil
May 2021

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De-risking

We are leveling up our **ESG practices**

ESG gaps[1] by estimated conclusion date


37
8
11
7
63
Gaps closed by dec/2020
Gaps closed in 1H21
Gaps to be closed in 2H21
Gaps with ongoing works
Total gaps

Rating upgrades

- **Fitch** (investment grade)
- **Moody's** (investment grade)
- **Sustainalytics ESG** (from 54.5 to 38.7[2])
- **ISS ESG** (from C to C+)

[1] Vale has analyzed and studied the methodology behind our leading ESG information providers. A gap analysis identified gaps concerning best practices, and we have mapped an action plan to close these gaps. [2] In Sustainalytics ESG rating, the lower, the better. [3] In September 2021 compared to December 2019 .


35% increase[3] in Vale's female workforce
Employee Lorena Faria
VALE
December 2020

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9 De-risking We are progressing on our resumption plan Filtering plant Vargem Grande Complex 318 335 343 370 400 Today Sep/20 End of 2021 Long term End of 2022 400-450 Medium term Production guidance 2021 315-335 Mt April 2021 Iron ore capacity (Mtpy)

Reshaping Reshaping 10 We are moving towards a leaner portfolio Moatize Coal mine Moatize (Tete), Mozambique Fertilizer assets in Brazil Potash projects in Canada Coal assets in Australia Moatize MRN Zhuhai YPM Henan Longyu Energy Resources Manganese ferro-alloy in Minas Gerais, Brazil VNC CSA Fertilizer assets in Peru Biopalma Potássio Rio Colorado 2015 2021 2018 2020 CSP CSI Note: in 2020, Vale closed its Manganese alloys operations in Simões Filho-BA and no longer has any alloy production operations.

11 Re-rating A leader in low-carbon mining 100% electric locomotive Vitória, ES, Brazil October 2020 Target to reduce 33% of scope 1 and 2 absolute emissions by 2030 Mt CO2 eq. Main technological routes to drive decarbonization 2050 Goal 2017 2030 (BaU¹) 2030 Goal Pelletizing & metallurgy Mining, railway & others Scope 2 14.1 18.4 9.5 -33% -100% Energy efficiency and renewables Bioenergy Electrification New processes 1 BaU stands for business as usual. Scenario based on production of ~400Mtpy iron ore.

Re-rating

We are relying on robust tools to align our capital allocation

- Increase in low carbon CAPEX: **US$ 4-6 billion investment by 2030** for GHG reduction
- **US$ 50/tCO2e** shadow price for all capital allocation decisions
- **Portfolio of GHG reduction opportunities**: marginal abatement cost curve updated on an annual basis, in order to prioritize most cost-efficient projects to pilot and scale up
- **~80% of initiatives mapped are NPV positive**[1] at the considered shadow price, with increased technological maturity due to piloting and studies

MAC curve highlights – 2021 update



Maturity level
31%
37%
9Mt
CO_2e
22%
10%
Commercial
Industrial tests
Pilot / prototyping
Proof of concept
Basic research
50 USD/t CO2e
Marginal Abatement Cost - USD/tCO$_2$e
1
2
3
4
5
6
7
8
9
2030 Goal
GHG emission reduction in 2030 (MtCO$_2$e)

- Increased number of emission reduction initiatives from 30+ in 2020 to 40+ in 2021
- Increased maturity of projects through pilots
- ~50% of commercial entering FEL stage

[1] As of June 2021. Values include assumptions for low maturity technologies, carrying uncertainties.

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Vale’s own initiatives (15-25% of the challenge) 13 Re-rating Pioneer scope 3 target World's first ore carrier equipped with rotor sails Vitória, ES, Brazil July 2021 586 641 496 2018 2035 (BaU¹) 2035 (target) -15% Absolute scope 3 net emissions Mt CO2 eq. Leveraging steel industry decarbonization initiatives Supporting a reduction in shipping emissions2 Partnership and engagement (75-85% of the challenge) Improving our high-quality portfolio Developing new technologies and asset light solutions Robust and credible carbon offsets Note: Vale is also committed to revising its scope 3 target in 2025 and every 5 years, in order to reevaluate technological developments and global climate policy advancements. 1 BaU stands for business as usual. Scenario based on production of ~400Mtpy iron ore. Reduction target based on Science Based Target Setting tool for Scope 3, including offsets. 2 Target to reduce intensity in 40% by 2030 and 50% absolute emissions vs. emissions in 2008 (reference year).

Re-rating

Iron Ore Briquette to boost steel decarbonization

In-house, exclusive technology

Decades of experience with agglomerates

Technology patented[1] in 47 countries

Less CO2 emissions

Blast furnaces: reduction of over 10% in BF-BOF route[2]

Direct reduction furnaces: 80% less vs. pelletizing process[3]

3 plants under construction

A US$ 185-million investment in Brazil, ~7 Mtpy capacity

5 other plants under analysis, up to 50 Mtpy capacity

[1] Patented or in submission process. [2] Considering substitution of sintering. [3] Considering scope 1 and 2. Briquetting process also has 99% less SOx, 75% less NOx and 20% less particulates emissions than pelletizing process.


Iron ore briquettes
September 2021

Protecting and recovering forests in Brazil 15 Aerial view of Tapirapé- Aquiri National Forest Marabá, Pará, (PA), Brazil 1,000,000 ha protected forests by 2019 +500,000 ha additional area for recovery and protection by 2030 80% in the Amazon 11% complete by Sep 2021 We recognize that nature-based solutions can play a role in carbon removal and offsets We are prioritizing projects with positive socioeconomic impacts, engaging with local communities

16 Our discipline in capital allocation continues Moatize Coal mine Moatize (Tete), Mozambique Re-rating Shareholder remuneration Dividends 1H21 US$ 6.1 billion ▪ Brumadinho ▪ Renova Reparation ✓ Integral Reparation Settlement Agreement: US$ 4.021 billion provision¹ ✓ Renova Foundation: US$ 2.491 billion provision¹ ✓ Individual indemnifications, emergency aid and other reparation payments: US$ 470 million¹ ▪ Safety & Operational Excellence ▪ Production resumption ▪ ESG ▪ Other obligations De-risking ✓ Provision of US$ 2.155 billion for upstream dam decharacterization ¹ ✓ US$ 4-6 billion - investment to reduce GHG by 2030² ▪ Growth projects ▪ Other growth options Growth opportunities ✓ Low-CAPEX growth options ✓ Salobo IV +30 ktpy ✓ Onça Puma 2nd furnace Share Buyback Program US$ 4.8 billion3 disbursed until Sep/21 Dividends 2H21 US$ 7.6 billion 1 Balance of provisions as of June 30, 2021, exchange and present value adjustment. 2 Initiatives to reduce scopes 1 and 2 emissions. 3 Calculated using the exchange rate (PTAX sell) on the buyback date.

We are delivering to close the gap 17 In 2020, we said we would... Our next steps are... In 2021, we... Set a scope 3 net emissions target reduction (15% by 2035) Run the first Board Election with a Nomination Committee Launch the Integrated Report Double % of our female workforce by 2030 Recover and protect +500,000 ha of forests by 2030 Reached a R$ 37.7-billion settlement agreement for the Reparation of Brumadinho Announced US$ 4-6 billion investments for scope 1 & 2¹ Launched innovative iron ore products to reduce scope 3 Reached 35%-increase of female workforce Linked 55-80% of executive short-term compensation to ESG factors Deliver 120,000 ha of our forest protection goal by late 2021 Publish our TCFD Report in the next few weeks Decharacterize 1 more upstream structure by the end of 2021 (6 out of 30 already complete) Be fully compliant with the GISTM Close ESG gaps 1 By 2030.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 7, 2021		Head of Investor Relations